Exhibit 99.1

Joint Filing Agreement

April 16, 2025

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, of a statement on Schedule 13G (including amendments, restatements, supplements and/or exhibits thereto) with respect to Common Stock, $0.01 par value per share, of FTAI Infrastructure Inc.

Steven D. Lebowitz	Andrew Lebowitz
By: /s/ Andrew Collins	By: /s/ Andrew Collins
Andrew Collins, Attorney-In-Fact	Andrew Collins, Attorney-In-Fact
Deborah P. Lebowitz	Ashley Lebowitz
By: /s/ Andrew Collins	By: /s/ Andrew Collins
Andrew Collins, Attorney-In-Fact	Andrew Collins, Attorney-In-Fact
Lauren Lebowitz Salem	The Lebowitz Family Stock, LLC
By: /s/ Andrew Collins	By: /s/ Andrew Collins
Andrew Collins, Attorney-In-Fact	Andrew Collins, Attorney-In-Fact
Robert Lebowitz	Susan Pearlstein
By: /s/ Andrew Collins	By: /s/ Andrew Collins
Andrew Collins, Attorney-In-Fact	Andrew Collins, Attorney-In-Fact
Kathryn Lebowitz Silverberg	Kora Miri Silverberg 2021 Irrevocable Trust
By: /s/ Andrew Collins	By: /s/ Andrew Collins
Andrew Collins, Attorney-In-Fact	Andrew Collins, Attorney-In-Fact
Debra Paul	Isla Silverberg 2020 Irrevocable Trust
By: /s/ Andrew Collins	By: /s/ Andrew Collins
Andrew Collins, Attorney-In-Fact	Andrew Collins, Attorney-In-Fact